NEWS RELEASE
November 27, 2006	Release 07-2006

For immediate release

Lumina Shareholders Vote in Favour of Western Copper Merger

VANCOUVER, BRITISH COLUMBIA - Western Copper Corporation (TSX: WRN) (“Western”) is pleased to announce that the shareholders of Lumina Resources Inc. (TSX: LUR) (“Lumina”), at the Special Meeting of Shareholders held in Vancouver on November 24, 2006, approved the merger of Western and Lumina.

The special resolution approving the plan of arrangement (“Arrangement”) was passed by 100 % of the 12.2 million votes cast at the meeting.

Provided that the Supreme Court of British Columbia approves the transaction on November 27, 2006, closing is expected to occur on November 30, 2006. Lumina’s shares are expected to cease trading on the Toronto Stock Exchange shortly following the closing of the Arrangement.

Pursuant to the Arrangement, holders of Lumina common shares and options will exchange their Lumina common shares and options for Western common shares and options on a one for one basis. Western shareholders, warrant holders and option holders will continue to hold, respectively, their existing common shares, warrants, or options.

“Dale Corman”
F. Dale Corman
President and C.E.O.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

FOR FURTHER INFORMATION, PLEASE CONTACT:

David Jensen	-OR-	Nicole Rizgalla
Vice President, Corporate Development		Coordinator, Investor Relations
Ph: 604.684.9497 or 1.888.966.9555 (Toll Free)		E-mail: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM